UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 20)
TRANSATLANTIC HOLDINGS, INC.
(Name of Subject Company)
TRANSATLANTIC HOLDINGS, INC.
(Names of Persons Filing Statement)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
893521104
(CUSIP Number of Class of Securities)
Gary A. Schwartz
Executive Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005
(212) 365-2200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Lois Herzeca, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 20 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”), with the Securities and Exchange Commission (the “SEC”) on July 28, 2011 and amended on August 8, 2011, August 12, 2011, August 19, 2011, September 2, 2011, September 12, 2011, September 16, 2011, September 20, 2011, September 23, 2011, September 26, 2011, September 30, 2011, October 7, 2011, October 11, 2011, October 14, 2011, October 21, 2011, October 28, 2011, November 1, 2011, November 4, 2011 (two amendments) and November 14, 2011 relating to the unsolicited offer by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), upon the terms and subject to the conditions set forth in (i) its Prospectus/Offer to Exchange, dated August 19, 2011 (as amended or supplemented from time to time, the “Offer to Exchange”) and (ii) the related Letter of Transmittal (together with the Offer to Exchange, and any amendments or supplements thereto, the “Exchange Offer”). Validus filed a Tender Offer Statement on Schedule TO dated July 25, 2011 (as amended or supplemented from time to time, the “Schedule TO”), and a registration statement on Form S-4, dated July 25, 2011 (as amended or supplemented from time to time, the “Registration Statement”) relating to the securities to be issued in connection with the Exchange Offer. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
Item 4. The Solicitation or Recommendation.
     Item 4 is hereby amended and supplemented by adding the following disclosure:
Background of the Offer.
     “On November 19, 2011, Mr. Sapnar contacted Mr. Noonan and indicated that the Transatlantic Board would be meeting on the morning of November 20 to review strategic alternatives available to the Company, and suggested that Validus submit its best and final offer for the acquisition of Transatlantic prior to such meeting. On the morning of November 20, 2011, Mr. Noonan orally communicated to Mr. Sapnar that Validus would be prepared to revise its offer to 1.5564 Validus shares plus $14.00 in cash for each Transatlantic Common Share. Later that day, Mr. Noonan conveyed to a representative of Transatlantic that Validus would be prepared to offer 1.5564 Validus shares and $15.50 in cash per Transatlantic share if the Transatlantic board were willing to accept Validus’s offer, which had a value of $60.09 based on the closing price of Validus Common Shares on Friday, November 18, 2011.
     On the evening of November 20, 2011, the Transatlantic Board met telephonically with members of Transatlantic’s management, as well as representatives from Gibson Dunn, Richards Layton, Goldman Sachs and Moelis. Among other things, the Board reviewed a proposal that it had received from Alleghany Corporation (“Alleghany”) pursuant to which the stockholders of Transatlantic would receive consideration consisting of 0.145 Alleghany common shares and $14.22 in cash for each Transatlantic Common Share, which had an aggregate value of $59.79, based on the closing price of Alleghany stock on November 18, 2011. The Board also considered the revised Validus proposal, as well as the lengthy discussions and negotiations it had held with Validus since September 23, 2011 and the minimal difference in current market value between the Validus and Alleghany proposals. The Board also considered that the terms of the Alleghany transaction had been fully negotiated and that further pursuing a transaction with Validus would likely have had an adverse effect on Alleghany’s willingness to proceed with the proposed transaction. The directors and management also discussed the fact that a business combination with Validus would involve various business and execution risks, including (i) that the terms of a transaction with Validus had not been finalized, (ii) the continuing risk and additional diligence that would be needed regarding the capital management plan for a Validus-Transatlantic combined company, (iii) the potential negative impact on Transatlantic’s ratings resulting from a transaction with Validus and, consequently, on Transatlantic’s business, and (iv) Validus’s questionable ability to fully realize potential synergies and plans to return capital, among other things. The directors also considered that Davis Selected Advisers, L.P., Transatlantic’s largest stockholder, had indicated its support for the Alleghany proposal. Following these discussions, the Board unanimously determined that the proposed transaction with Alleghany was advisable to and in the best interests of Transatlantic and its stockholders, and voted unanimously to approve the Transatlantic-Alleghany merger on the terms discussed with the Board.

     On the morning of November 21, 2011, Transatlantic issued a press release announcing the execution of a merger agreement with Alleghany. Such press release is included as Exhibit (a)(47) hereto and is incorporated herein by reference.”
Item 6. Interest in Securities of the Subject Company.
     Item 6 is hereby supplemented by adding the following disclosure:
     “As previously disclosed, on September 15, 2011, the Transatlantic Board approved a strategic plan for Transatlantic, which provides, among other things, for the repurchase (the “Share Repurchase”) of up to $600 million of Transatlantic Common Shares ($300 million of Transatlantic Common Shares through December 31, 2011 and the remaining $300 million of Transatlantic Common Shares during 2012), which is to be conducted through open market or negotiated purchases.
     To effectuate a portion of the Share Repurchase, on September 19, 2011 Transatlantic entered into a Purchase Agreement (the “Purchase Agreement”) with Goldman, Sachs & Co. (“Goldman Sachs”) pursuant to which Transatlantic appointed Goldman Sachs as broker to acquire up to $300 million of Transatlantic Common Shares. The Purchase Agreement was entered into pursuant to Rule 10b5-1(c)(1)(i) under the Exchange Act. Repurchases under the Purchase Agreement are subject to specified parameters and certain price, market volume and timing constraints, as specified in the Purchase Agreement. Accordingly, there is no guarantee as to the exact number of Transatlantic Common Shares that will be repurchased under the Purchase Agreement. Between September 26, 2011 (when purchasing began under the Purchase Agreement) and November 18, 2011, the Company repurchased a total of 5,103,871 Transatlantic Common Shares under the Purchase Agreement for an aggregate purchase price of $261,391,963.60. The table below sets forth information regarding all of the repurchases effected pursuant to the Purchase Agreement from November 14, 2011 through November 18, 2011:

	Number of
	Transatlantic
	Common		Price Per	Price
Date	Shares(1)	Nature of Transaction	Share(1)(2)	Range(1)(2)
11/14/2011	85,287	Open market acquisition	$54.82	$54.62-55.00
11/15/2011	63,594	Open market acquisition	$54.94	$54.68-55.00
11/16/2011	85,287	Open market acquisition	$54.78	$54.30-55.00
11/17/2011	82,387	Open market acquisition	$54.13	$53.64-54.62
11/17/2011	2,900	Open market acquisition	$54.72	$54.64-54.79
11/18/2011	81,506	Open market acquisition	$54.42	$53.80-54.78
11/18/2011	3,781	Open market acquisition	$54.92	$54.81-55.00

(1)	Shares were acquired in multiple transactions each day at prices within the price ranges set forth in the column labeled “Price Range.” The price reported in the column labeled “Price Per Share” is a weighted average price.

(2)	Excluding commissions.”
Item 8. Additional Information.
     Item 8 is hereby supplemented by adding the following disclosure:
“Litigation Related to the Consent Solicitation
     As previously disclosed, on November 2, 2011, Validus sent a letter to the Board requesting, among other things, that the Board fix a record date in connection with Validus’s proposed solicitation of written consents from Transatlantic stockholders to:
     (1) Amend Article III, Section 3.3 of the By-laws in order to expressly provide that Transatlantic stockholders may fill any vacancies, however caused, on the Transatlantic Board;

     (2) Amend Article III, Section 3.1 of the By-laws in order to expressly provide that Transatlantic stockholders or the Transatlantic Board may determine the size of the Transatlantic Board.
     (3) Repeal any provision of the By-laws in effect at the time this Proposal becomes effective (other than the amendments contemplated by Proposal (1) and Proposal (2) above) that was not included in the By-laws filed by Transatlantic with the SEC on July 28, 2011;
     (4) Remove, without cause, the following seven members of the Board (and any person or persons, other than those elected by the Validus consent solicitation, elected, appointed or designated by the Board to fill any vacancy or newly created directorship on or after      , 2011 and prior to the time that any of the actions proposed to be taken by the Validus consent solicitation become effective): Richard S. Press, Stephen P. Bradley, Ian H. Chippendale, John G. Foos, John L. McCarthy, Robert F. Orlich and Michael C. Sapnar;
     (5) Elect Raymond C. Groth, Paul G. Haggis and Thomas C. Wajnert (each a “Nominee” and collectively, the “Nominees”) to the Board to serve as directors of Transatlantic until the next annual meeting of Transatlantic stockholders and until their successors are duly elected and qualified; and
     (6) Fix, pursuant to Article III, Section 3.1 of the By-laws, the number of directors constituting the entire Board at (x) the number of Nominees, if any, elected pursuant to Proposal (5) plus (y) the number of Transatlantic directors, if any, not removed pursuant to Proposal (4) and remaining in office immediately thereafter (other than any Nominee).
     The foregoing six Proposals are hereinafter referred to as the “Original Proposals”.
     Transatlantic believes that Original Proposal (2) and Original Proposal (6) were invalid as a matter of Delaware law because they sought to amend Transatlantic’s By-laws in a way that was inconsistent with, and in conflict with, Transatlantic’s Restated Certificate of Incorporation (the “Charter”).
     Article FIFTH, Section 1 of the Charter provides that only Transatlantic’s Board—not its stockholders—may fix the number of directors on the Board. Thus, Original Proposal (2), which sought to amend the By-laws to allow Transatlantic’s stockholders to determine the size of the Board, was facially invalid under Transatlantic’s Charter. Further, Original Proposal (2) violated § 109(b) of the Delaware General Corporation Law, which prohibits the adoption of by-laws that are inconsistent with a corporation’s certificate of incorporation. In addition, Original Proposal (6), if approved with Original Proposal (2), would have implemented the amended By-laws to allow Transatlantic’s stockholders to fix the size of the Board at the number of directors elected or remaining on the Board at the end of Validus’s consent solicitation process. Again, Transatlantic’s Charter forbids this mechanism, and Original Proposal (6) thus was also invalid.
     As previously disclosed, the size of the Transatlantic Board is currently set at eight seats (with one vacancy), which could not be changed by Original Proposal (2) and Original Proposal (6) because those proposals were invalid under the Charter. The By-laws require a majority of the entire Board of Directors for the Board to take action, which means that there must be at least five directors to conduct any Transatlantic business. If the Validus consent solicitation had been successful in removing the existing Transatlantic directors pursuant to Original Proposal (4) and electing the three Validus Nominees pursuant to Original Proposal (5), the Transatlantic Board would have been comprised of only three directors, which is not enough for the Board to validly take action. If the Validus consent solicitation had been successful in approving the Original Proposals, the newly elected Board would have been incapacitated from conducting any Transatlantic business, including fixing the size of the Board or filling any vacancies on the Board.
     On November 18, Transatlantic filed a complaint against Validus and TV Merger Sub, LLC (the “Defendants”) in the Delaware Court of Chancery asking that the Court: (a) declare Original Proposal (2) in the Validus consent solicitation invalid and void under Delaware law; (b) declare Original Proposal (6) in the Validus consent solicitation invalid and void under Delaware law; (c) declare that the Defendants, if they elect to move forward with their consent solicitation, must request a new record date and otherwise comply with Section 6.4(b) of Transatlantic’s By-laws; (d) enjoin the Defendants from moving forward with their consent solicitation unless and until such time as the Original Proposals were removed from their consent solicitation materials, a new notice containing all information required by the Transatlantic By-laws is submitted to Transatlantic, a new record date is requested in such notice and a new consent solicitation is mailed to Transatlantic stockholders as of the newly established record date; and (e) grant such other and further relief as the Court may deem just and proper.
     On the evening of November 18, 2011, a Validus representative electronically delivered to Transatlantic representatives a request for a new record date in connection with Validus’s proposed solicitation of written consents from Transatlantic stockholders. The request was accompanied by a new set of proposals (the “New Proposals”), which exclude Original Proposal (2) and Original Proposal (6), which, as noted above, Transatlantic believes were invalid as a matter of Delaware law. The New Proposals seek, among other things, to remove five of Transatlantic’s seven directors, and elect the three Validus Nominees. Transatlantic will respond to Validus’s request for a new record date in connection with the New Proposals in due course.”
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit
No.	Description
(a)(47)	Press release dated as of November 21, 2011, filed as Exhibit 99.2 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 21, 2011 (incorporated herein by reference).

(a)(48)	Investor presentation slides, filed as Exhibit 99.3 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 21, 2011 (incorporated herein by reference).

(a)(49)	Memo to Transatlantic employees dated November 21, 2011, filed as Exhibit 99.4 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 21, 2011 (incorporated herein by reference).

Cautionary Note Regarding Forward-Looking Statements
     In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Alleghany and Transatlantic operate and beliefs of and assumptions made by Alleghany management and Transatlantic management, involve uncertainties that could significantly affect the financial results of Alleghany or Transatlantic or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving Alleghany and Transatlantic, including future financial and operating results, the combined company’s plans, objectives, ratings, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future - including statements relating to creating value for stockholders, increasing capital and investments, achieving diversification and returns with minimal integration risk, maintaining financial ratings, integrating our companies, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction - are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be effected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, credit rating agencies, customers and competitors; the ability to retain key personnel; the ability to achieve targets for investment returns, revenues, and book value per share; risks that the unsolicited exchange offer and consent solicitation commenced by Validus Holdings, Ltd. disrupt current plans and operation; changes in financial markets, interest rates and foreign currency exchange rates; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of each party’s loss reserves; the cyclical nature of the property and casualty insurance industry; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Alleghany and Transatlantic from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither Alleghany nor Transatlantic undertakes any duty to update any forward-looking statements contained herein.
Additional Information about the Proposed Transaction and Where to Find It
     In connection with the proposed transaction, Alleghany intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Alleghany and Transatlantic that also constitutes a prospectus of Alleghany. Transatlantic and Alleghany also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Alleghany and Transatlantic with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com; or by contacting Alleghany at Alleghany Corporation, 7 Times Square Tower, New York, New York 10036.
     Alleghany and Transatlantic and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alleghany’s directors and executive officers is available in Alleghany’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Stockholders. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Alleghany or Transatlantic using the sources indicated above.
     This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
Additional Information about the Validus Exchange Offer
     This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer commenced by Validus, Transatlantic has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information about the Validus exchange offer. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
Additional Information about the Validus Consent Solicitation
     On November 3, 2011, Validus filed an amended preliminary consent solicitation statement with the SEC relating to Validus’s proposals to, among other things, remove all of Transatlantic’s directors and nominate three new directors to the Transatlantic Board. Transatlantic has filed with the SEC a preliminary consent revocation statement on Schedule 14A (the “Preliminary Revocation Statement”) in connection with Validus’s solicitation of written consents. Investors and security holders are urged to read the Preliminary Revocation Statement and Transatlantic’s definitive consent revocation statement, when it is available, because they contain important information. Investors can get the Preliminary Revocation Statement, the definitive revocation statement, when it is available, and any other relevant documents for free at the SEC’s website (www.sec.gov). You may also obtain these documents for free by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.

     Transatlantic, Alleghany and their respective directors and executive officers may be deemed to be participants in a solicitation of Transatlantic’s stockholders in connection with the Validus consent solicitation. Information about Transatlantic’s directors and executive officers, and a description of their direct or indirect interests, by security holdings or otherwise, is available in Transatlantic’s Preliminary Revocation Statement, which was filed with the SEC on September 20, 2011. Information about Alleghany’s directors and executive officers is available in Alleghany’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Stockholders.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSATLANTIC HOLDINGS, INC.
By:	/s/ Gary A. Schwartz
Gary A. Schwartz
Executive Vice President and General Counsel

Date: November 21, 2011